Exhibit 99.3

Quarterhill Inc.

2018 Audited Consolidated

Financial Statements

FINANCIAL STATEMENTS

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Quarterhill, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Quarterhill's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of Quarterhill's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that Quarterhill’s internal control over financial reporting was effective as at December 31, 2018. Additionally, based on our assessment, we determined that there were no material weaknesses in Quarterhill's internal control over financial reporting as at December 31, 2018.

The effectiveness of Quarterhill's internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

February 28, 2019

/s/ Douglas Parker

_____________________________________

Douglas Parker

Chief Executive Officer

/s/ Shaun McEwan

_____________________________________

Shaun McEwan

Chief Financial Officer

1

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Quarterhill Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Quarterhill Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their results of operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2

FINANCIAL STATEMENTS

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

February 28. 2019

We have served as the Company’s auditor since 2006.

3

FINANCIAL STATEMENTS

Quarterhill Inc.

Consolidated Statements of Operations

(In thousands of United States dollars, except share and per share amounts)

	Year ended December 31,
	2018	2017
Revenues
License	$23,544	$101,553
Systems	29,252	17,641
Services	2,629	2,086
Recurring	21,976	13,431
	77,401	134,711
Cost of revenues (excluding depreciation and amortization)
License	27,702	29,559
Systems	18,945	11,880
Services	1,276	1,091
Recurring	10,651	6,779
	58,574	49,309
	18,827	85,402

Operating expenses
Depreciation of property, plant and equipment (Note 9)	1,517	1,057
Amortization of intangibles (Note 10)	25,633	24,922
Selling, general and administrative expenses	26,992	19,970
Research and development expenses	3,571	3,255
Loss on disposal of intangibles (Note 10)	-	21,916
Impairment losses on intangibles (Note 10)	509	4,350
Impairment loss on goodwill (Note 11)	16,066	-
Special charges, net (Note 21)	2,991	(294)
	77,279	75,176
Results from operations	(58,452)	10,226

Finance income	(959)	(703)
Finance expense	220	1,053
Foreign exchange gain	(192)	(204)
Other income	(1,134)	(390)
(Loss) income before taxes	(56,387)	10,470

Current income tax expense (Note 16)	1,078	7,195
Deferred income tax recovery (Note 16)	(8,345)	(6,951)
Income tax (recovery) expense	(7,267)	244

Net (loss) income	$(49,120)	$10,226

Net (loss) income per share (Note 14)
Basic	$(0.41)	$0.09
Diluted	$(0.41)	$0.09

Weighted average number of common shares (Note 14)
Basic	118,768,728	118,607,569
Diluted	118,768,728	118,615,683

See accompanying notes to these consolidated financial statements

4

FINANCIAL STATEMENTS

Quarterhill Inc.

Consolidated Statements of Comprehensive (Loss) Income

(In thousands of United States dollars)

	Year ended December 31,
	2018	2017

Net (loss) income	$(49,120)	$10,226
Other comprehensive (loss) income:
Foreign currency translation adjustment	(3,868)	3,886
Comprehensive (loss) income	$(52,988)	$14,112

See accompanying notes to these consolidated financial statements

5

FINANCIAL STATEMENTS

Quarterhill Inc.

Consolidated Balance Sheets

(In thousands of United States dollars)

As at	December 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$63,929	$81,818
Short-term investments	1,139	1,236
Restricted short-term investments	2,200	3,500
Accounts receivable (net of allowance for doubtful accounts) (Note 18)	10,812	19,298
Other current assets	91	13
Unbilled revenue	3,990	3,045
Income taxes receivable	198	144
Inventories (net of obsolescence) (Note 7)	5,960	5,083
Prepaid expenses and deposits	2,332	4,129
	90,651	118,266
Non-current assets
Accounts receivable (Note 18)	415	-
Property, plant and equipment (Note 9)	2,655	3,801
Intangible assets (Note 10)	87,425	114,944
Investment in joint venture (Note 8)	3,822	3,383
Deferred income tax assets (Note 16)	27,141	20,195
Goodwill (Note 11)	25,303	42,587
	146,761	184,910
TOTAL ASSETS	$237,412	$303,176

Liabilities
Current liabilities
Bank indebtedness (Note 13)	$2,598	$3,568
Accounts payable and accrued liabilities (Note 12)	18,103	20,487
Income taxes payable (Note 16)	-	599
Contingent consideration (Note 4)	929	-
Current portion of patent finance obligation	-	4,090
Current portion of deferred revenue (Note 6)	4,670	6,733
Current portion of long-term debt	299	115
	26,599	35,592
Non-current liabilities
Contingent consideration (Note 4)	-	4,474
Deferred revenue (Note 6)	1,435	884
Long-term debt	173	401
Deferred income tax liabilities (Note 16)	4,337	7,291
	5,945	13,050
TOTAL LIABILITIES	32,544	48,642

Shareholders’ equity
Capital stock (Note 14)	419,111	418,873
Additional paid-in capital (Note 14)	22,957	22,489
Accumulated other comprehensive income	16,243	20,111
Deficit	(253,443)	(206,939)
	204,868	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$237,412	$303,176

See accompanying notes to these consolidated financial statements

On behalf of the Board:

/s/ Richard Shorkey/s/ Roxanne Anderson

Richard ShorkeyRoxanne Anderson

DirectorDirector

6

FINANCIAL STATEMENTS

Quarterhill Inc.

Consolidated Statements of Cash Flows

(In thousands of United States dollars)

	Year ended December 31,
	2018	2017
Cash generated from (used in):
Operations
Net (loss) income	$(49,120)	$10,226
Non-cash items
Stock-based compensation	468	663
Depreciation and amortization	27,150	25,979
Foreign exchange loss (gain)	299	(267)
Equity in earnings from joint venture	(942)	(390)
Loss on disposal of intangibles	-	21,916
Impairment losses on intangibles	509	4,350
Impairment loss on goodwill	16,066	-
Contingent consideration adjustment (Note 15)	(3,545)	(1,976)
Gain on disposal of assets	(24)	(9)
Deferred income tax recovery	(8,345)	(6,951)
Accrued investment income	-	1,772
Embedded derivatives	(78)	39
Changes in non-cash working capital balances
Accounts receivable	8,328	12,826
Unbilled revenue	4,755	1,850
Inventories	(983)	1,399
Prepaid expenses and deposits	1,621	(558)
Deferred revenue	(1,624)	1,272
Payments associated with success fee obligation	-	(492)
Accounts payable and accrued liabilities	(2,264)	(2,205)
Income taxes payable	(655)	511
Cash (used in) generated from operations	(8,384)	69,955
Financing
Dividends paid (Note 14(c))	(4,605)	(4,563)
Long term accounts receivable	(415)	-
Bank indebtedness	(970)	1,348
Repayment of long-term debt	(44)	(434)
Common shares repurchased under normal course issuer bid	-	(552)
Common shares issued for cash from Employee Share Purchase Plan	27	68
Cash used in financing	(6,007)	(4,133)
Investing
Business combinations (Note 4)	-	(67,415)
Dividends received from joint venture (Note 8)	317	176
Sale (purchase) of restricted short-term investments	1,300	(3,500)
Proceeds from sale of property, plant and equipment	54	13
Purchase of property and equipment	(575)	(399)
Repayment of patent finance obligations	(4,167)	(19,556)
Purchase of intangibles	(133)	(150)
Cash used in investing	(3,204)	(90,831)
Foreign exchange (loss) gain on cash held in foreign currency	(294)	274
Net decrease in cash and cash equivalents	(17,889)	(24,735)
Cash and cash equivalents, beginning of year	81,818	106,553
Cash and cash equivalents, end of year	$63,929	$81,818

See accompanying notes to these consolidated financial statements

7

FINANCIAL STATEMENTS

Quarterhill Inc.

Consolidated Statements of Shareholders’ Equity

(In thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive income:
Net income	-	-	-	10,226	10,226
Other comprehensive income	-	-	3,886	-	3,886
Shares and options issued:
Stock-based compensation expense (Note 14 (d))	-	663	-	-	663
Shares issued upon acquisition (Note 14 (c))	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan (Note 14 (c))	68	-	-	-	68
Shares repurchased under normal course issuer bid (Note 14 (c))	(1,342)	790	-	-	(552)
Dividends declared (Note 14 (c))	-	-	-	(4,563)	(4,563)
Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534

Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534
Adoption of ASU 2014-09 (Note 3)	-	-	-	4,272	$4,272
Adoption of ASU 2016-16 (Note 3)	-	-	-	2,949	$2,949
Balance - January 1, 2018	418,873	22,489	20,111	(199,718)	261,755

Comprehensive loss:
Net loss	-	-	-	(49,120)	(49,120)
Other comprehensive loss	-	-	(3,868)	-	(3,868)
Shares and options issued:
Stock-based compensation expense (Note 14 (d))	-	468	-	-	468
Conversion of deferred stock units to common shares (Note 14 (c))	211	-	-	-	211
Sale of shares under Employee Share Purchase Plan (Note 14 (c))	27	-	-	-	27
Dividends declared (Note 14 (c))	-	-	-	(4,605)	(4,605)
Balance - December 31, 2018	$419,111	$22,957	$16,243	$(253,443)	$204,868

See accompanying notes to these consolidated financial statements

8

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1. NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market. Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including vertical market software and solutions, intelligent industrial systems and innovation and licensing.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The consolidated financial statements were prepared on a going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value on a recurring basis, as explained in the accounting policies below. Historical cost is measured as the fair value of the consideration provided in exchange for goods and services on the date of the transaction. All financial information is presented in thousands of U.S. dollars, except as otherwise indicated.

Basis of Consolidation

These consolidated financial statements include the accounts of Quarterhill and its wholly-owned subsidiaries. Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method. These consolidated financial statements include only the Company’s net investment and equity in earnings of the joint venture. All inter-company transactions and balances have been eliminated in these consolidated financial statements.

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to the determination of fair values of tangible and intangible assets acquired in business combinations, best estimate of stage of completion of contracted projects, identification of distinct performance obligations, in contracts with customers and the related stand alone selling prices, recoverability of financial assets and equity investments, income tax and the recoverability of deferred tax assets, determination of indicators of impairment and related impairment assessments.

Business Combinations

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”, in the accounting for its acquisitions. This requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions

9

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

to accurately value assets acquired and liabilities assumed at their fair values, including contingent consideration where applicable, these estimates are inherently uncertain and subject to refinement, particularly since these assumptions and estimates are based in part, on historical experience and information obtained from the management of the acquired companies. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill in the period identified.

Furthermore, when valuing certain intangible assets that the Company has acquired, critical estimates may be made relating to, but not limited to: (i) future expected cash flows from customer relationships, software license sales, support agreements, consulting agreements and other customer contracts; (ii) the acquired entity’s brand and competitive position, as well as assumptions about the period of time that the acquired brand will continue to be used in the combined Company’s product portfolio; and (iii) discount rates. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to the Company’s consolidated statements of operations, on a cumulative basis, in the period in which the adjustment is determined.

For a given acquisition, the Company identifies certain pre-acquisition contingencies as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts. If the Company determines that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, then it will record its best estimate for such a contingency as a part of the preliminary purchase price allocation. The Company continues to gather information and evaluates any pre-acquisition contingencies throughout the measurement period and makes adjustments as necessary either directly through the purchase price allocation or in its results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. The Company reviews these items during the measurement period as the Company continues to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in the Company’s provision for income taxes in the consolidated statements of operations.

Fair Value Measurement of Financial Instruments

The Company uses various valuation techniques and assumptions when measuring fair value of its financial assets and financial liabilities. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar

10

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the Company’s own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

Derivative financial instruments: The fair value of embedded derivatives is measured using a market approach, based on the difference between the quoted forward exchange rate as of the contract date and quoted forward exchange rate as of the reporting date. The fair value of forward exchange contracts is determined using the quoted forward exchange rates at the reporting date.

Contingent considerations: Contingent consideration is carried at fair value which is calculated using management estimates or, where appropriate, a Monte Carlo simulation model.

Long-term debt: The fair value is estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

The carrying amount of the Company’s other financial assets and liabilities, including cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these items. The fair value of the bank indebtedness and long-term debt approximate the carrying amount since these debt instruments all have floating interest rates.

Derivatives

The Company uses derivative financial instruments to reduce exposure to fluctuation in foreign currency exchange rates. The Company may enter into foreign exchange contracts to hedge anticipated cash flows denominated in a foreign currency.

The Company has elected not to apply hedge accounting to derivative contracts; as such, these derivative financial instruments are recorded at fair market value on a recurring basis, with subsequent changes in fair value recorded in other income (expense) during the period of change.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value. Derivatives may also be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives if they meet the bifurcation criteria of an embedded derivative. Such criteria include that the entire

11

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

Foreign Currency Transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the applicable functional currency of the entity at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average rate for the period. The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars. The functional currency of each subsidiary is the currency of the primary economic environment in which the subsidiary operates. For each subsidiary, assets and liabilities denominated in this functional currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated at the average exchange rates prevailing during the month of the respective transactions. The effect of foreign currency translation adjustments not affecting net income are included in Shareholders’ equity under the “Cumulative translation adjustment” account as a component of “Accumulated other comprehensive income”.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original terms to maturity at the date of acquisition of less than three months.

Short-Term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise guaranteed investment certificates with original maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Restricted Short-Term Investments

Restricted short-term investments are amounts held specifically as collateral for bank guarantees that the Company has entered into for security against potential procedural costs pursuant to a court order regarding patent infringement whereby the Company is the plaintiff. The bank guarantees total 1,850,000 Euros and are valid until March 28, 2019. They are automatically extended by periods of one year unless either party informs the other party at least sixty days before the current expiry date that they elect not to extend the bank guarantee. The restricted short-term investment acts as collateral should this renewal not take place and/or the requirement for the security and hence, the restricted short-term investments is no longer required by the court.

12

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Accounts Receivable, Net

The accounts receivable balance reflects invoices and is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances as needed. Consideration is given to accounts past due as well as other risks in the current portion of the accounts.

Unbilled Revenue

Unbilled Revenue includes unbilled amounts typically resulting from sales under long-term contracts when the cost-to-cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer accounted for under Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers” (“ASC 606”). At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not been billed due to timing, whereby the accumulation of each month’s costs and earnings are administratively billed in subsequent months. Also included in the account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the weighted average basis. Cost includes the cost of acquired material plus, in the case of manufactured inventories, direct labor applied to the product and the applicable share of manufacturing overhead, including rent expense and depreciation based on normal operating capacity.

Property Plant and Equipment

Property plant and equipment is carried at cost less accumulated depreciation and impairment. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	4-7 years
Building	20 years

Intangible Assets

Intangibles consist of patents, developed software, customer relationships and brand associated with various acquisitions.

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization and impairments.

Developed software is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired in acquisitions.

Brand is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the asset.

13

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Customer relationships represent acquired customer relationships with customers of acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows.

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible assets as follows:

Patents	up to 20 years
Developed Software	5 years
Customer relationship and backlog	7 years
Brand	7 years

The Company continually evaluates the remaining estimated useful life of its intangible assets being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Impairment of Long-Lived Assets

The Company reviews long-lived assets (“LLA”) such as property and equipment and intangible asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenues or adverse changes in the economic environment.

When indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

Investment in Joint Venture

The equity method is used to account for investments in joint ventures and certain other non-controlled entities when the Company has the ability to exercise significant influence over operating and financial policies of the investee, even though the investor holds 50% (joint control) or less of the voting common shares. Under this method, the investment, originally recorded at cost, is adjusted to recognize the

14

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Company’s share of net earnings or losses and other changes in equity of the affiliate as they occur, with losses limited to the extent of the Company’s investment in, advances to and commitments to the investee.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill. This is done by comparing the fair value of the reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is greater than its carrying value, no impairment results. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recognized in the Consolidated Statements of Operations in an amount equal to that difference, limited to the total amount of goodwill allocated to that reporting unit. The Company has three reporting units.

Deferred Revenue

Deferred revenue is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, including billings in excess of costs and estimated earning on uncompleted contracts. The Company records provisions for estimated losses on uncompleted contracts in the period in which such losses become known.  The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Revenue Recognition

The Company recognizes revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following paragraphs describe the specific revenue recognition policies for each of the Company’s significant types of revenue by segment.

Licensing segment

Under ASC 606, licenses are considered licenses to functional intellectual property. The standard specifically outlines that patents, underlying highly functional items, are considered functional intellectual property (“IP”). Licenses to functional IP are considered satisfied at a point in time (i.e. when the license becomes effective) and all the revenue is recognized at that point in time. Payment is either due immediately or within 30 days. The one exception to this guidance is related to revenue generated from sales or usage-based royalties promised in exchange for a license of IP.  Customers generally report their royalty obligations one quarter in arrears and accordingly, the Company estimates the expected royalties to be reported for an accounting period, with a true up to the actual royalties reported in the following financial reporting period. Payment is due upon submission of the royalty report.

Intelligent systems segment

15

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects that span a time period of less than 1 year to more than 5 years. Governments and private enterprises control all of the work in progress as intelligent transportation systems are being developed and installed. The Company’s contract types include fixed price and time and materials contracts.  Contract revenue includes amounts expected to be received in exchange for the good or services plus any contract amendments that are expected to be received.  Payment terms are based on completion of milestones throughout the project life for fixed price contracts and monthly for time and materials projects.

Many of these projects have distinct performance obligations typically encompassing one or more of installation, maintenance and warranty. A contract’s transaction price is allocated to each distinct performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus margin approach. Revenue is recognized when or as the performance obligation is satisfied.

Revenue for fixed price contracts is recognized over time using the cost-to-cost input method. Because control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The company reviews and updates the contract related estimates regularly. Determining the contract costs and estimates to complete requires significant judgment.  Adjustments are recognized in profit on contracts under the cumulative catch-up method in the period the adjustment is identified.   If the Company anticipates the estimated remaining costs to completion will exceed the value allocated to the performance obligation, the resulting loss will be recognized immediately.

For time and materials contracts, labor and material rates are established within the contract. Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

Maintenance Revenue

Maintenance revenue from the Intelligent systems segment are considered recurring revenues. These service contracts are typically time and materials, but some are fixed price. Revenues are earned similar to contracted projects discussed above. Services are billed on a monthly basis and collected shortly thereafter.

Product Sales

Product sales revenue is recognized when control transfers to the customer which depends on the individual terms which can vary between when the product leaves the Company’s warehouse and when it is received at the customer’s warehouse.  For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller.  Customers are billed when transfer of control occurs and payments are typically due within 30 days.

Enterprise Software Segment

Software Licenses

The Enterprise software segment provides bolt-on software products to enhance enterprise resource planning (“ERP”) -based asset maintenance systems. These software licenses contain up to five separate performance obligations: the license, implementation services, training services, post-contract customer support (“PCS”) and enhancement of software. Customers obtain access to licenses through online software and each additional component is added incrementally at the stand-alone market price which

16

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

represents the price allocated to each performance obligation. Payment for licenses and services is received prior to delivery of product code for software or software keys for PCS.

When selling the licensed software, the Company is providing the customer with the right to use its intellectual property and does not provide significant modifications or updates therefore revenue is recognized at the point in time when the customer gains control of the license, typically at contract inception.

Implementation and training services, PCS and enhancement of software are recognized over time based on time lapsed as this best represents the value transferred to the customer based on the specifications for each within the contract.

Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred.

Warranties

The Company records the estimated costs of product warranties at the time revenue is recognized. Warranty obligation arises from the Company having to replace goods and/or services that have failed to meet required customer specifications due to breakdown or error related to product or workmanship. The Company’s warranty obligations are affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense and material usage and other related repair costs.

The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If the Company experiences increased or decreased warranty activity or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

Capitalized Contract Costs

As part of obtaining contacts with certain customers, the Company incurs upfront costs such as sales commissions. The Company expenses these sales commissions when incurred because the amortization period generally would have been one year or less. Sales commissions are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Advertising Costs

The Company expenses all advertising costs as incurred. These costs are included in selling, general and administrative costs.

Financing Costs

Financing costs are comprised of borrowing cost to the extent applicable, foreign currency gains and losses on the translation of foreign-denominated borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and financial liabilities at fair value through profit or loss and gains and losses on hedging instruments recognized through profit and loss, if any.

Leases

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Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Operating lease payments are recognized as selling, general and administrative expenses on a straight‑line basis over the lease term.

If lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight‑line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share are computed using the treasury stock method.

Business Segment Information

ASC Topic 280, “Segment Reporting” (“Topic 280”), establishes standards for reporting, by public business enterprises, information about operating segments, products and services, geographic areas and major customers. The method of determining what information to report under Topic 280, is based on the way that an entity organizes operating segments for making operational decisions and how the entity’s management and chief operating decision maker assess an entity’s financial performance.

Income Taxes, Deferred Taxes and Investment Tax Credits

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

The Company is also engaged in scientific research and experimental development giving rise to investment tax credits that may be available to reduce future taxes payable in certain jurisdictions. In calculating income taxes and investment tax credits, consideration is given to factors such as current and future tax rates in the different jurisdictions, non-deductible expenses, qualifying expenditures and changes in tax law. In addition, management makes judgments on the ability of the Company to realize deferred taxes and investment tax credits reported as assets based on their estimations of amounts and timing of future taxable income and future cash flows in the related jurisdiction.

Future Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases” and issued subsequent amendments to the initial guidance during 2018, collectively referred to as “Topic 842.” The guidance requires companies to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset and for operating leases, the lessee would recognize a straight-line total lease expense. Topic 842 can be applied either (i) retrospectively to each prior reporting period presented with the option to elect

18

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

certain practical expedients or (ii) retrospectively with the cumulative effect recognized at the date of initial application and requiring certain additional disclosures. The guidance is effective for interim and annual periods beginning after December 15, 2018, with earlier adoption permitted. The Company expects to recognize operating lease liabilities of $4,306 with corresponding ROU assets of the same amount based on the present value of the remaining least payments of the respective lease terms. The new standard is not expected to have a material impact on the Company’s results of operations or cash flows. The Company intends to adopt the standard on a modified retrospective basis in the first quarter of 2019.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending December 31, 2020. The Company is currently assessing the impact of this new standard.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018 ASB issued ASU 2018-02 “Income Statement – Reporting Comprehensive Income (Topic 220)” (“ASU 2018-02”) that gives companies the option to reclassify stranded tax effects resulting from the newly enacted U.S. Tax Cuts and Jobs Act from accumulated other comprehensive income to retained earnings. A company will need to disclose if it elects not to adopt ASU 2018-02. The guidance will be effective for fiscal years beginning after December 15, 2018 and interim periods within the fiscal year. Early adoption will be permitted, including adoption in any interim period, for financial statements that have not yet been issued or made available for issuance. Entities will have the option to apply the amendments retrospectively or to record the reclassification as of the beginning of the period of adoption. The Company is currently assessing the impact of this new standard.

Share-based payment awards

In June 2018, the FASB issued ASU 2018-07 – “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. This guidance largely aligns the accounting for share-based payment awards issued to employees and non-employees. Under previous GAAP, the accounting for non-employee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions. Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company is currently assessing the impact of this new standard.

Fair Value Measurement

In August 2018, the FASB issued Accounting Standards Update 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” that has been issued as part of the FASB’s disclosure framework project.  The amendments in this update modify the disclosure requirements on fair value measurement based on concepts in the FASB Concept

19

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements and are effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently assessing the impact of this new standard.

Intangibles – Goodwill and Other- Internal-Use Software

In August 2018, the FASB issued Accounting Standards Update 2018-15 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract that provides guidance on a customer’s accounting for implementation, set-up and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract. Under this new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. This new guidance also prescribes the balance sheet, income statement and cash flow classification of the capitalized implementation costs and related amortization expense and requires additional quantitative and qualitative disclosures. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard.

3. ADOPTION OF ACCOUNTING STANDARDS

ASU 2017-04 , Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The standard is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption for the goodwill impairment test that was completed as of December 31, 2018.

ASU 2016-16 Intra-entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU 2016-16 “Income taxes on intra-entity transfers of assets other than inventory” to improve the accounting on income taxes on intra-entity transfers. The ASU requires that an entity recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than defer the income tax effect under previous guidance. The Company adopted this ASU on a modified retrospective basis in the first quarter of 2018. The cumulative effect of the adoption is an increase to shareholders’ equity of $2.9 million due to the adjustment to the accumulated deficit.

ASU 2014-09 Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers” (ASC 606). ASC 606 supersedes the revenue recognition requirements in ASC 605 “Revenue Recognition,” and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services.

The Company adopted ASC 606 using the modified retrospective method applied to those contracts that were not yet complete as of January 1, 2018.  Results for reporting periods beginning after January 1, 2018 are presented under Topic ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605.

20

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

With respect to its Licensing segment, under the Topic 605, licensing companies report revenue to the Company from per-unit royalty-based arrangements one quarter in arrears, resulting in revenue being recognized on the same basis. Under the new guidance, the Company estimates the per-unit royalty-based revenue each period. The new standard also significantly impacts the timing of revenue recognition associated with its fixed fee “right to use” arrangements where under the new standard the Company recognizes license revenues at the time of signing a license agreement (upfront) rather than recognizing revenue over the term of the arrangement.

With respect to its Intelligent systems segment, for the majority of its long-term contracts, the Company recognizes revenue and earnings over time as the work progresses because of the continuous transfer of control to the customer.  The adoption of this standard has impacted revenue recognition in relation to the allocation of contract revenues between installations, maintenance agreements and warranty on some long-term fixed price contracts.

The adoption of ASC 606 does not have a significant impact on the amount and timing of how revenue is recognized within the Enterprise software segment.

The Company opted to use the following practical expedients:

1.

For contracts that were modified before implementation, the Company has considered the aggregate effect of all modifications when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to satisfied and unsatisfied performance obligations;

2.

The Company will not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

The cumulative effect of the changes made to the Company’s consolidated January 1, 2018 balance sheet for the adoption of ASU 2016-16 and ASU 2014-09 were as follows:

			Adjustments arising from implementation of ASU 2014-09
	Balances as at December 31, 2017	ASU 2016-16	Licensing	Intelligent Systems	Balances as at January 1, 2018
Assets
Unbilled revenue	$3,045	$-	$6,376	$(565)	$8,856
Deferred income tax assets	20,195	2,949	-	150	23,294

Liabilities
Deferred income tax liabilities	7,291	-	1,689	-	8,980

Equity
Deficit	(206,939)	2,949	4,687	(415)	(199,718)

The following tables disclose the impact of adoption, by segment, on the Company’s consolidated statement of operations for the twelve months ended December 31, 2018:

21

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	For the year ended December 31, 2018
		Adjustments arising from implementation of ASU 2014-09
	As reported	Licensing	Intelligent Systems	Balances without ASU 2014-09
Revenues
License	$23,544	$5,563	$-	$29,107
Systems	29,252	-	(272)	28,980
Services	2,629	-	-	2,629
Recurring	21,976	230	141	22,347

Costs and expenses
Deferred income tax expense (recovery)	(8,345)	1,535	(34)	(6,844)

Net loss	(49,120)	4,258	(97)	(44,959)

The following table discloses the impact of adoption, by segment, on the Company’s consolidated balance sheet as at December 31, 2018:

		Adjustments arising from implementation of ASU 2014-09
	As reported	Licensing	Intelligent Systems	Balances without ASU 2014-09
Assets
Unbilled revenue	$3,990	$(584)	$433	$3,839
Deferred income tax assets	27,141	-	(115)	$27,026

Liabilities
Deferred income tax liabilities	4,337	(155)	-	4,182

Equity
Deficit	(253,443)	(429)	318	(253,554)

During the first quarter of 2018, the Company also adopted ASU 2016-01 Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-15 Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, ASU 2017-01 Business Combinations (Topic 805) – Clarifying the Definition of a Business and ASU 2017-04 – Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment. The adoption of these standards did not have a material impact on the consolidated financial statements or the related note disclosures.

4. BUSINESS COMBINATIONS

The Company’s acquisitions have been accounted for using the purchase method of accounting and the acquired companies’ results have been included in the accompanying consolidated financial statements from the dates of the acquisitions.

Acquisition of VIZIYA

On May 4, 2017, the Company acquired 100% of the outstanding shares of VIZIYA Corp. and its related entities (“VIZIYA”), a privately-held software and services provider to multi-national companies.

22

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

VIZIYA develops enterprise asset management software solutions to enhance enterprise resource planning-based asset maintenance systems. The Company incurred transaction costs of $781 in connection with this acquisition which is recorded in Special charges.

The purchase price was $25,633, net of cash acquired which included contingent consideration of $6,450. The contingent consideration relates to share and cash payments which will be made if certain earning targets are met by mid-2019. The fair value estimate for contingent considerations was determined using a Monte Carlo simulation based on the contractual terms of the instruments and risk-neutral valuation framework. Ten thousand Monte Carlo simulations were used for the analysis and the fair value of the payout is the average of these simulation outcomes.

In connection with this acquisition, the Company issued 405,268 common shares with an aggregate value of $662 as of the closing date as partial consideration. The remainder of the purchase price was funded with the Company’s cash reserves.

The following table summarizes the fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$56
Property, plant and equipment	305
Prepaid expenses	234
Trade and other receivables	2,721
Intangible assets
Developed software	10,000
Customer relationships	5,800
Brand	1,400
Goodwill	12,680
Accounts payable	(286)
Accrued liabilities and other	(555)
Income taxes payable	(216)
Deferred revenue	(1,573)
HST/ GST payable	(18)
Long-term debt	(63)
Deferred tax liabilities	(4,796)
Net assets acquired	$25,689

Cash paid on closing	$17,675
Shares issued	662
Fair value of contingent share considerations	2,650
Fair value of contingent cash considerations	3,800
Shareholder loan repaid	902
Total considerations transferred	$25,689

Developed software is amortized over five years and customer relationships and brand are amortized over a seven year period.

Expected future amortization is as follows:

23

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Customer relationships and Brand	Developed software	Total
2019	$1,029	$2,000	$3,029
2020	1,029	2,000	3,029
2021	1,029	2,000	3,029
2022	1,029	667	1,696
2023	1,029	-	1,029
2024	340	-	340
	$5,485	$6,667	$12,152

Goodwill of $12,680 was recognized in the Enterprise software segment as a result of this acquisition, which is not deductible for tax purposes. The goodwill was due to expected synergies from combining the businesses.

24

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Acquisition of IRD

On June 1, 2017, the Company acquired 100% of the outstanding shares of International Road Dynamics Inc. (“IRD”), a publicly-held provider of highway traffic management services, operating internationally in the Intelligent Transportation Systems (“ITS”) industry. IRD specializes in advanced traffic control, weight enforcement, bridge protection and toll management technologies. The Company incurred transaction costs of $901 in connection with this acquisition which is recorded in Special charges.

The purchase price was $47,782 net of cash acquired and was funded with the Company’s cash reserves.

The following table summarizes the fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$2,078
Accounts receivable and other receivables	8,447
Embedded derivatives	52
Work in progress - unbilled revenue	4,711
Income taxes receivables	288
Inventory	5,883
Prepaid and other assets	1,977
Investment tax credits	670
Deferred tax asset	1,361
Property, plant and equipment	2,672
Intangible assets
Customer relationships	8,100
Developed software	7,400
Brand	5,900
Backlog	1,300
Goodwill	15,820
Investment - XPCT	3,036
Bank indebtedness	(2,182)
Current portion of long term debt	(95)
Long-term debt	(333)
Accounts payable and accrued liabilities	(6,277)
Deferred revenue - short term	(4,337)
Deferred revenue - long term	(465)
Income taxes	(29)
Deferred tax liability	(6,117)
Net assets acquired	$49,860

Cash paid on closing	$47,209
Cash out considerations	2,651
Total considerations transferred	$49,860

Customer relationships, brand and backlog are amortized over a period of seven years and developed software over five years.

25

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Expected future amortization related to this business acquisition is as follows:

	Customer relationships, Brand and Backlog	Developed software	Total
2019	$2,310	$1,495	$3,805
2020	2,310	1,495	3,805
2021	2,310	1,495	3,805
2022	2,310	622	2,932
2023	2,310	-	2,310
2024	966	-	966
	$12,516	$5,107	$17,623

Goodwill recorded initially at $15,820 in the Intelligent systems segment was recognized as a result of this acquisition, which is not deductible for tax purposes. The goodwill was due to expected synergies from combining the businesses.

The intangible assets and goodwill are subject to revaluation at the prevailing exchange rate at each quarter end.

Acquisition of iCOMS

On July 18, 2017, the Company acquired 100% of the outstanding shares of iCOMS Detections S.A. (“iCOMS”), a privately-held provider of traffic products and services. iCOMS is located in Brussels, Belgium and specializes in the design and manufacture of radar microwave detectors and equipment for the ITS market. iCOMS is integrated into the Company’s wholly-owned subsidiary, IRD and forms part of the Intelligent systems segment. The Company incurred transaction costs of $41 in connection with this acquisition which is recorded in selling, general and administrative expenses.

The purchase price of $1,184 was funded by a CDN$1,500 term loan through HSBC Bank Canada.

26

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table summarizes the fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$72
Accounts receivable	413
Other receivables	77
Inventory	459
Prepaid and other assets	19
Property, plant and equipment	24
Investment tax credits	563
Intangible assets
Customer relationships	254
Developed software	251
Goodwill	246
Bank indebtedness	(32)
Accounts payable and accrued liabilities	(532)
Long term debt	(458)
Deferred tax liability	(172)
Net assets acquired	$1,184

Cash paid on closing	$865
Shareholder loan	319
Total considerations paid	$1,184

Customer relationships are amortized over a period of seven years and developed software over five years.

Expected future amortization related to this business acquisition is as follows:

	Customer relationships, Brand and Backlog	Developed software	Total
2019	$38	$52	$90
2020	38	52	90
2021	38	52	90
2022	38	17	55
2023	38	-	38
2024	7	-	7
	$197	$173	$370

Goodwill of $246 was recognized in the Intelligent systems segment as a result of this acquisition, which is not deductible for tax purposes. The goodwill was due to expected synergies from combining the businesses.

27

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5. FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy. The table does not include assets and liabilities that are not considered financial instruments.

		As at December 31, 2018		As at December 31, 2017
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$63,929	$63,929	$81,818	$81,818
Short-term investments	1	1,139	1,139	1,236	1,236
Restricted short-term investments	1	2,200	2,200	3,500	3,500
Derivative financial instrument	2	91	91	13	13
Long-term debt	2	472	472	516	516
Contingent considerations	3	929	929	4,474	4,474
Patent finance obligations	3	-	-	4,090	4,090

Derivatives consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in the Company’s Canadian, Chilean and Mexican subsidiaries and foreign exchange forward contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date. Accounts receivable, accounts payable and accrued liabilities are recorded at fair value.

6. UNBILLED REVENUE AND DEFERRED REVENUE

Significant changes in unbilled revenue and deferred revenue balances during the twelve months ended December 31, 2018 are as follows:

As at	December 31, 2018	December 31, 2017	$ Change	% Change
Unbilled revenue	$3,990	$3,045	$945	31%
Deferred revenue - current	(4,670)	(6,733)	2,063	-31%
Deferred revenue - non-current	(1,435)	(884)	(551)	62%
Net contract assets (liabilities)	$(2,115)	$(4,572)	$2,457	-54%

The net change in unbilled revenues of $945 consists of the balance of the adjustment made on January 1, 2018 from the adoption of ASU 2014-09, revenues recognized on contracted projects and estimated royalties, amounts billed to customers and the foreign currency effect of contracts not transacted in U.S. dollars.

Revenue recognized for the twelve months ended December 31, 2018 that was included in deferred revenue at the beginning of the period was $4,766.

28

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7. INVENTORIES

Inventories consist of the following at December 31, 2018 and 2017:

As at	December 31, 2018	December 31, 2017
Raw materials	$729	$492
Original equipment manufacturer materials	3,128	2,536
Work in process	814	900
Finished goods	1,289	1,155
	$5,960	$5,083

For the year ended December 31, 2018, the Company recorded non-cash, pretax charges of $137 (2017- $34) relating to the write down of inventory.

8. INVESTMENT IN JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both the ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil during the year ended December 31, 2018 (2017- $nil) At December 31, 2018 accounts receivable from XPCT was $17. (2017-$11.)

	As at December 31, 2018	As at December 31, 2017
Carrying value, beginning of the year	$3,383	$-
Acquisition through business combination (Note 4)	-	3,036
Currency (loss) gain on financial statement translation	(186)	133
Company's share of earnings	942	390
Dividend received	(317)	(176)
Carrying value, end of year	$3,822	$3,383

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustments to allocate fair values assigned to certain assets and liabilities at the time of acquisition.

29

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Summary financial information for XPCT is as follows:

	As at December 31, 2018	As at December 31, 2017
Cash	$673	$485
Other current assets	7,821	6,841
Current liabilities
Trade and other	(2,763)	(1,983)
Short term loans	(1,805)	(1,916)
Non-current liabilities	(104)	(44)
Net assets	$3,822	$3,383

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$9,271	$4,153
Cost of sales	7,020	3,171
Depreciation and amortization	43	23
Finance costs	75	57
Administrative expenses	843	448
Earnings before income taxes	1,290	454
Income taxe expense	348	64
Company's share of earnings	$942	$390

As at December 31, 2018, IRD has an outstanding loan guarantee in the amount of 7.5 million yuan (approximately $1.1 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

30

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Computer equipment and software	Furniture and Fixture	Machinery & Equipment	Land and building	Total
Cost
Balance, December 31, 2016	$1,373	$2,102	$496	$-	$-	$3,971
Acquisition through business combination (note 3)	184	354	70	1,848	535	2,991
Additions	19	173	6	201	-	399
Disposals	-	(6)	-	(110)	-	(116)
Foreign currency translation	13	24	5	149	45	236
Balance, December 31, 2017	1,589	2,647	577	2,088	580	7,481
Additions	27	182	25	341	-	575
Disposals	(14)	(10)	(12)	(132)	-	(168)
Foreign currency translation	(10)	(34)	(4)	(189)	(51)	(288)
Balance, December 31, 2018	$1,592	$2,785	$586	$2,108	$529	$7,600

Accumulated Depreciation
Balance, December 31, 2016	$461	$1,882	$388	$-	$-	$2,731
Depreciation	166	361	85	436	9	1,057
Disposals	-	(5)	-	(105)	-	(110)
Foreign currency translation	-	(1)	-	3	-	2
Balance, December 31, 2017	627	2,237	473	334	9	$3,680
Depreciation	179	281	59	983	15	1,517
Disposals	(14)	(9)	(10)	(105)	-	(138)
Foreign currency translation	(2)	(21)	(4)	(84)	(3)	(114)
Balance, December 31, 2018	$790	$2,488	$518	$1,128	$21	$4,945

Net Book Value
Balance, December 31, 2016	$912	$220	$108	$-	$-	$1,240
Balance, December 31, 2017	$962	$410	$104	$1,754	$571	$3,801
Balance, December 31, 2018	$802	$297	$68	$980	$508	$2,655

Property, plant and equipment cost and accumulated depreciation have been reduced for assets that have been retired during the year ended December 31, 2018.  The Company recognized $nil impairment during the year ended December 31, 2018 (2017-$nil).

31

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

10. INTANGIBLE ASSETS

	Patents	Developed software	Customer relationships, Brand and Backlog	Total
Cost
Balance, December 31, 2016	$345,603	$-	$-	$345,603
Acquisition through business combination (note 3)	-	17,651	22,754	40,405
Additions	150	-	-	150
Disposals	(35,245)	-	-	(35,245)
Foreign currency translation	-	576	1,178	1,754
Balance, December 31, 2017	310,508	18,227	23,932	352,667
Additions	133	-	-	133
Foreign currency translation	-	(649)	(1,304)	(1,953)
Balance, December 31, 2018	$310,641	$17,578	$22,628	$350,847

Accumulated Amortization and Impairment
Balance, December 31, 2016	$222,252	$-	$-	$222,252
Amortization	20,112	2,249	2,062	24,423
Impairment	4,350	-	-	4,350
Disposals	(13,329)	-	-	(13,329)
Foreign currency translation	-	12	15	27
Balance, December 31, 2017	233,385	2,261	2,077	237,723
Amortization	18,654	3,558	3,344	25,556
Impairment	509	-	-	509
Foreign currency translation	-	(146)	(220)	(366)
Balance, December 31, 2018	$252,548	$5,673	$5,201	$263,422

Net Book Value
Balance, December 31, 2016	$123,351	$-	$-	$123,351
Balance, December 31, 2017	$77,123	$15,966	$21,855	$114,944
Balance, December 31, 2018	$58,093	$11,905	$17,427	$87,425

The estimated future amortization expense of intangibles as at December 31, 2018 is as follows:

As at December 31, 2018	Patents	Acquired
2019	$13,705	$6,924
2020	10,187	6,924
2021	9,594	6,924
2022	9,482	4,683
2023	6,255	3,717
	$49,223	$29,172

32

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

11. GOODWILL

The changes in the carrying amount of goodwill by reporting units are presented in the table below:

	Licensing	Intelligent Systems	Enterprise Software	Total
Balance at December 31, 2016	$12,623	$-	$-	$12,623
Business acquisitions (Note 4)	-	16,066	12,680	28,746
Currency translations	-	1,218	-	1,218
Balance at December 31, 2017	$12,623	$17,284	$12,680	$42,587
Currency translations	-	(1,218)	-	(1,218)
Impairment	-	(16,066)	-	(16,066)
Balance at December 31, 2018	$12,623	$-	$12,680	$25,303

Goodwill recognized during the year ended December 31, 2017 totaled $30.0 million and related to the IRD, iCOMS and VIZIYA acquisitions. See Note 4, Business Combinations.

In accordance with the FASB guidance related to goodwill and other intangible assets, the Company is required to assess the carrying amount of its goodwill for potential impairment annually or more frequently if events or a change in circumstances indicate that impairment may have occurred. The Company tests goodwill for impairment annually in the fourth quarter of each year using data as of December 31 of that year. The Company opted to complete the first step under ASC350 by comparing the carrying value of each reporting unit with its fair value.

The Company determines fair value for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. The Company assesses the valuation methodology based upon the relevance and availability of the data at the time it performs the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

Valuations using the market approach are derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography and diversity of products and services. A market approach is limited to reporting units for which there are publicly traded companies that have characteristics similar to the Company’s businesses.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses its internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each business. Actual results may differ from those assumed in these forecasts. The Company derives its discount rates using a capital asset pricing model and by analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts. Discount rates used in these reporting unit valuations ranged from 14.5% to 25.0%.

33

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Based on the results of quantitative testing, the fair values of each of the reporting units exceeded their carrying values except for the Intelligent Systems reporting unit which is consistent with our Intelligent Systems segment.

Accordingly, in the fourth quarter, the Company recorded a non-cash impairment loss of $16,066. The impairment loss included $246 of goodwill recorded as a result of the iCOMS acquisition which had been allocated to our Intelligent Systems reporting unit. After the impairment loss, there is no remaining goodwill associated with the Intelligent Systems reporting unit and $25,303 related to the Company’s Licensing and Enterprise Software reporting units at December 31, 2018.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
Trade payables	$4,479	$3,356
Accrued compensation	3,543	5,876
Accrued contingent partner payments & legal fees	2,118	5,133
Dividends	1,091	1,182
Accrued litigation costs	938	916
Customer advances	914	619
Project losses	376	463
Success fee obligation - current portion	-	47
Accrued other	4,644	2,895
	$18,103	$20,487

34

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

13. BANK INDEBTEDNESS

The following bank indebtedness relates to the prior year acquisitions of IRD, iCOMS and VIZIYA, see Note 4 for details:

	December 31,	December 31,
As at	2018	2017
Revolving credit facility of $7.6 million authorized and secured by a general security agreement:
HSBC Bank Canada - Borrowing in Canadian dollars with interest at bank prime plus 1.5% (effective rate at December 31, 2018 of 5.5% (2017 - 4.7%))	$1,450	1,723
HSBC Bank Canada demand term loan in Canadian dollars, repayable in quarterly installments of CDN$32 with interest at bank prime plus 0.5% (effective rate at December 31, 2018 of 4.5% (2017 - 3.7%)). Due September 30, 2021	260	410
HSBC Bank Canada demand term loan in Canadian dollars, repayable in quarterly installments of CDN$75 with interest at bank prime plus 0.5% (effective rate at December 31, 2018 of 4.5% (2017 - 3.7%)). Due May 31, 2022	771	1,076
TD Canada Trust - Borrowing in Canadian dollars with interest at bank prime plus 2.0% (effective rate at December 31, 2018 of 6.0% (2017- 5.2%)	2	329
ING Bank, Euro revolving credit facility, interest at 3 month Euribor rate plus 2.4% (effective rate at December 31, 2018 of 2.1% (2017- 2.3%)	115	30
	$2,598	$3,568

The HSBC Bank Canada credit facility may be borrowed by way of banker’s acceptances at prevailing market rates to a maximum of CDN$9.5 million or by way of U.S. dollar advances to a maximum of $7.6 million. Borrowings on this facility are restricted to the lesser of $7.6 million and the margin total on the following assets in Canada and the U.S., 90% of secured and government accounts receivable less than 120 days and 50% of inventory to a maximum of CDN$3.0 million. As at December 31, 2018 approximately $5.4 million was available to be drawn.

The Company’s credit facility and demand term loans with HSBC Bank Canada are secured by a general security agreement on the assets of IRD held in Canada with a carrying value at December 31, 2018 of $21.4 million. In addition, IRD’s subsidiaries in the United States, Chile and India have provided corporate guarantees as security and the demand term loan is guaranteed by Export Development Canada.

The TD Canada Trust credit facility is a revolving credit facility in the amount of CDN$0.5 million and is secured by a general security agreement.

The ING Bank credit facility is secured by the assets of iCOMS to a maximum of $180 (Euro 157). The carrying value of these assets was $1,603 (Euro 1,402) as at December 31, 2018.

IRD is subject to covenants on its credit facility and long-term debt with HSBC Bank Canada as follows: current ratio greater than 1.2 to 1 (tested quarterly); debt to tangible net worth less than 2.5 to 1 (tested

35

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

quarterly); and debt service coverage ratio greater than 1.25 to 1 (tested annually) based on IRD’s financial results. At December 31, 2018, IRD is in compliance with these covenants.

IRD’s Chilean subsidiary also maintains a secured line of credit to support performance guarantees required for selected projects. As at December 31, 2018 the dollar value of these performance guarantees totaled $626. IRD has also provided a guarantee, proportionate to its shareholding in XPCT, in the amount of 7.5 million yuan or $1.1 million for 50% of a bank loan to the joint venture.

The Company also has a revolving credit facility available in the amount of CDN$8 million or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2 million for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over the Company’s cash and cash equivalents, accounts receivable and present and future personal property. As at and during the year ended December 31, 2018, the Company had no borrowings under this facility (2017 –$nil).

14. SHARE CAPITAL

a)  Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)   Issued and Outstanding

The issued and outstanding common shares of Quarterhill, along with options and DSUs convertible into common shares, are as follows:

	December 31,	December 31,
As at	2018	2017
Common shares	118,817,466	118,658,249
Stock options	6,840,475	5,339,559
Deferred stock units (DSUs)	-	228,433
	125,657,941	124,226,241

As at December 31, 2018, no preferred shares or special preferred shares were issued or outstanding (2017 – nil).

36

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

c)   Common Shares

	Number	Amount
December 31, 2016	118,572,181	$419,485

Issued as purchase consideration in VIZIYA acquisition	405,268	662
Issued on sale of shares under Employee Share Purchase Plan	60,500	68
Repurchased under normal course issuer bid	(379,700)	(1,342)
December 31, 2017	118,658,249	$418,873

December 31, 2017	118,658,249	$418,873

Issued on sale of shares under Employee Share Purchase Plan	22,000	27
Conversion of deferred stock units to common shares	137,217	211
December 31, 2018	118,817,466	$419,111

The Company paid quarterly cash dividends as follows:

	2018				2017
		Per Share		Total		Per Share		Total
1st Quarter	CDN	$0.0125	US	$1,171	CDN	$0.0125	US	$1,129
2nd Quarter		0.0125		1,155		0.0125		1,105
3rd Quarter		0.0125		1,144		0.0125		1,154
4th Quarter		0.0125		1,135		0.0125		1,175
	CDN	$0.0500	US	$4,605	CDN	$0.0500	US	$4,563

The Company declared quarterly dividends as follows:

	2018		2017
1st Quarter	CDN	$0.0125	CDN	$0.0125
2nd Quarter	CDN	$0.0125	CDN	$0.0125
3rd Quarter	CDN	$0.0125	CDN	$0.0125
4th Quarter	CDN	$0.0125	CDN	$0.0125

On February 10, 2017, the Company received regulatory approval to make a normal course issuer bid (the “2017 NCIB”) through the facilities of the TSX. Under the 2017 NCIB, the Company is permitted to purchase up to 4,000,000 common shares. The NCIB commenced on February 13, 2017 and was completed on February 12, 2018. The Company repurchased 379,700 common shares under the 2017 NCIB during the year ended December 31, 2017, for a total cost of $552. No shares were repurchased during the year ended December 31, 2018.

The Company records share repurchases as a reduction to shareholders’ equity. A portion of the purchase price of the repurchased shares is recorded as a decrease to additional paid-in capital when the price of the shares repurchased exceeds the average original price per share received from the issuance of common shares or an increase to additional paid-in capital when the prices of the shares repurchased is less than the average original price per share received from the issuance of common shares. During the year ended December 31, 2017, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the year ended December 31, 2017, $790 was recorded as an increase to additional paid-in capital.

37

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

d)  Stock-Based Compensation

At the annual and special meeting of shareholders held on April 18, 2018, Quarterhill’s shareholders approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Equity Incentive Plan”) and the related terminations of the Company’s “2001 Share Option Plan” (the “Option Plan”) and “Deferred Stock Unit Plan for Directors and Designated Employees” (the “DSU Plan”).

As at December 31, 2018, the Company had options to purchase up to 6,840,475 Common Shares outstanding. Upon adoption of the Equity Incentive Plan, all options outstanding under the Option Plan are now governed by the Equity Incentive Plan. All deferred stock units outstanding under the DSU Plan were exercised for Common Shares on April 18, 2018 so no deferred stock units remain outstanding.

Quarterhill maintains the newly adopted Equity Incentive Plan (replacing the Option Plan and the DSU Plan) and a Restricted Share Unit (“RSU”) Plan for its directors, employees and consultants. The current RSU Plan calls for settlement only in cash.

During the year ended December 31, 2018, the Company granted options to purchase 3,854,626 Common Shares at exercise prices ranging from CDN$2.02 to CDN$2.38 with weighted average fair value of CDN$0.81.  The Company used the Black-Scholes model for estimating the fair value of options granted with the following weighted average assumptions for the options granted in 2018.

2018
Risk free rate	2.24%
Volatility	48%
Expected option life (in years)	6
Forfeiture rate	18.13%

During the year ended December 31, 2017, the Company granted two sets of performance-based options with grant date at fair value of CDN$1.106 and CDN$1.0175, respectively. These performance-based options will vest, if at all, over a three year period. Each tranche of options will vest if at any time after the first, second and third years, certain specified share price targets are achieved for a period of at least 30 consecutive days.

The Company estimates the fair value of the performance based options using a Monte Carlo simulation model. The following assumptions were used during the year ended December 31, 2017:

		May Grant	June Grant
Number of options granted		1,299,072	650,000
Stock price	CDN	$2.16	$1.89
Implied volatility		55%	60%
Risk free rate		1.43%	1.40%

38

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Options Outstanding				Exercisable Options
	Number of Options	Price Range (CDN)		Weighted Average Exercise Price (CDN)	Number	Weighted Average Exercise Price (CDN)
December 31, 2016	5,985,454	$2.84	$5.66	$4.78	5,617,312	$4.89

Granted	1,949,072	1.89	2.16	2.07
Forfeited	(108,967)	3.39	5.34	4.26
Expired	(2,486,000)	5.34	5.66	5.48
December 31, 2017	5,339,559	$1.89	$5.05	$3.48	3,219,503	$4.36

Granted	3,854,626	2.02	2.38	2.26
Forfeited	(1,063,334)	1.89	2.16	2.10
Expired	(1,290,376)	1.89	5.05	4.75
December 31, 2018	6,840,475	$1.89	$4.37	$2.77	2,231,285	$3.85

The weighted average fair value per option granted during the year ended December 31, 2018 was CDN$0.81 (2017 – $ 1.08)

The intrinsic value of the exercisable options was $nil as at December 31, 2018 (2017 –$nil).

The total fair value of options vested was CDN$150 for the year ended December 31, 2018 (2017 – CDN$150).

As at December 31, 2018, there was CDN$1.9 million of total unrecognized stock-based compensation cost, net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plan. This cost is expected to be recognized over a weighted average period of 2.1 years.

Details of the outstanding options at December 31, 2018 are as follows:

Range of Exercise Prices (CDN)		Outstanding Options at December 31, 2018	Remaining Term of Options in Years	Weighted Average Exercise Price (CDN)	Exercisable Options at December 31, 2018	Weighted Average Exercise Price (CDN)
$1.89	$1.99	300,000	4.42	$1.89	100,000	$1.89
2.00	2.99	4,570,175	5.05	2.28	164,318	2.84
3.00	3.99	707,000	0.84	3.43	703,667	3.43
4.00	4.37	1,263,300	0.21	5.05	1,263,300	4.36
$1.89	$4.37	6,840,475	2.79	$2.77	2,231,285	$3.85

39

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Stock-based compensation expense for the year ended December 31, 2018 was $468 (2017 - $663). The following provides a summary of the stock-based compensation expense for the years ended December 31, 2018 and 2017:

	2018	2017
Cost of revenues	$-	$37
Selling, general and administrative expenses	468	626
	$468	$663

e)  Deferred Stock Units

The Company had a Deferred Stock Unit (“DSU”) which has now been assumed under the Equity Incentive Plan. All previously issued DSU’s were settled during the year ended December 31, 2018.

Number
December 31, 2016	197,367

Issued in lieu of quarterly Directors’ fees	26,072
Issued in lieu of dividends paid	4,994
December 31, 2017	228,433

Issued in lieu of dividends paid	2,780
Settled for cash	(93,996)
Settled for common shares	(137,217)
December 31, 2018	-

The liability recorded in respect of the outstanding DSUs was $Nil as at December 31, 2018 (2017 - $422).

f)  Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of Quarterhill’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. The liability recorded in respect of the vested RSUs was $824 as at December 31, 2018 (2017 - $2,105). The change in the liability is recorded as compensation expense.

40

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

RSU activity for the years ended December 31, 2018 and 2017 was as follows:

Number
December 31, 2016	2,712,420

Granted	3,826,851
Settled	(2,475,623)
Forfeited	(128,599)
December 31, 2017	3,935,049

Granted	1,977,335
Settled	(3,024,277)
Forfeited	(619,764)
December 31, 2018	2,268,343

During the year ended December 31, 2018, 619,764 RSUs (2017 – 128,599) were forfeited as they related to former employees.

g)   Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share computation was:

	December 31,	December 31,
As at	2018	2017
Basic weighted average common shares outstanding	118,768,728	118,607,569
Effect of stock options	-	8,114
Diluted weighted average common shares outstanding	118,768,728	118,615,683

For the year ended December 31, 2018, the effect of stock options totaling 6,840,475 were anti-dilutive (2017 – 5,331,445).

15. COMMITMENTS AND CONTINGENCIES

a)   Operating Leases

The Company has lease agreements for office space and equipment with terms extending to 2023. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2019	$1,260
2020	1,131
2021	1,089
2022	974
2023	606
2024 and thereafter	-
$5,059

b)   Contingent Consideration Obligation

In connection with the acquisition of VIZIYA on May 4, 2017, the Company agreed to future additional payments to the former owners of VIZIYA, based on achieving future earnings targets (as defined in the purchase agreements) generated as a result of operations of VIZIYA. An estimated fair value

41

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

measurement of the contingent consideration obligation was determined at the date of acquisition of $6,450 using the most current information available as at May 4, 2017. The estimate was calculated using the Monte Carlo simulations model. On December 31, 2017, the Company updated its fair value measurement estimate using the same model with the most current information available. As a result, the contingent consideration obligation decreased by $1,976 to a revised estimate of $4,474.

On December 31, 2018, the Company further updated its fair value measurement estimate based on management’s forecast of operations through to July 31, 2019 and determined the fair value of the contingent consideration obligation decreased by $3,545 to $929 as at December 31, 2018. The Company will continue to estimate the fair value measurement of the contingent consideration until July 31, 2019 with any changes in that fair value included in Special charges in the consolidated statements of operations.

16. TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the consolidated statements of operations for the years ended December 31, 2018 and 2017 is as follows:

	December 31,	December 31,
	2018	2017
(Loss) income before income taxes	$(56,387)	$10,470
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2016 - 26.5%)	(14,943)	2,774
Permanent differences	3,815	(253)
Foreign withholding taxes paid	308	1,060
Foreign rate differential	424	(1,545)
Rate changes	-	3,930
Change in valuation allowance	2,121	(6,681)
Other	1,008	959
Income tax (recovery) expense	$(7,267)	$244

	December 31,	December 31,
	2018	2017
Income (loss) from continuing operations before income taxes:
Canadian	(49,019)	27,513
Foreign	(7,368)	(17,043)

Current income tax expense
Canadian	621	6,878
Foreign	457	317

Deferred income tax expense (recovery)
Canadian	(8,166)	(6,018)
Foreign	(179)	(933)

42

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2018	2017
Deferred income tax assets
Difference between tax and book value of capital and intangible assets	$8,834	$12,233
Investments	126	157
Tax loss carryforwards	29,003	18,921
Difference between tax and book value of loan receivable	3	17
Unbilled revenue and prepaid accounts	359	-
Accounts payable and accrued liabilities	338	724
Scientific research and experimental development ("SR&ED") carryforwards	6,376	6,342
Investment tax credits	3,028	5,206
Deferred income tax assets, gross	48,067	43,600
Valuation allowance	(15,146)	(14,705)
Deferred income tax assets, net	32,921	28,895
Deferred income tax liabilities
Difference between tax and book value of capital and intangible assets	(9,851)	(15,991)
Unbilled revenue and prepaid accounts	(266)	-
Deferred income tax liabilities	(10,117)	(15,991)
Total Deferred income tax assets, net	$22,804	$12,904

In management’s judgment, the net deferred tax assets are more likely than not to be realized based on the consideration of deferred tax liability reversals and future taxable income.  Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. However, the amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $2,851 in Canada, $10,807 in the U.S., $1,179 in India and $309 elsewhere.

As at December 31, 2018, the Company had unused non-capital tax losses of approximately $115,836 (2017 - $67,883) that are due to expire as follows:

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Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Expiry	SRED pool	Canadian tax losses	US tax losses	Other jurisdictions	Consolidated tax losses
2019	$-	$-	$-	$-	$-
2020	-	-	-	2,370	2,370
2021	-	-	203	240	443
2022	-	-	603	287	890
2023	-	-	616	18	634
2024	-	-	-	228	228
2025	-	-	-	57	57
2026	-	-	-	1	1
2027	-	866	1	458	1,325
2028	-	-	-	-	-
2029	-	-	9	-	9
2030	-	-	414	-	414
2031	-	-	3,026	-	3,026
2032	-	-	2,179	-	2,179
2033	-	4,934	4,807	-	9,741
2034	-	4,099	7,629	-	11,728
2035	-	2,021	4,443	247	6,711
2036	-	5,714	1,525	69	7,308
2037	-	22,216	8,452	797	31,465
2038	-	32,289	-	312	32,601
Indefinite	23,889	-	3,247	1,459	4,706
	$23,889	$72,139	$37,154	$6,543	$115,836

The Company also has investment tax credits of $3,976 that expire in various amounts from 2019 to 2032. Investment tax credits, which are earned as a result of qualifying scientific research and experimental development expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

The Company had no uncertain income tax positions as at December 31, 2018.

17. SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the year ended December 31, 2017, the Company acquired new businesses and, as a result, the CODM, who was the Interim Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units, whereas the Company was previously a single operating segment. During the year ended December 31, 2018, the Chief Executive Officer of the Company continued to make decisions and assess the performance of the Company using the same three operating segments or reporting units.

Licensing – The Licensing segment includes companies that count licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor Licensing, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies,

44

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Intelligent systems – The Intelligent systems segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is IRD, one of the world’s leading providers of integrated systems and solutions for the global ITS industry. The ITS industry is focused on improving the Intelligent systems, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Enterprise software – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “Enterprise software” environment and classifies its related investments in the Enterprise software segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Ontario, Canada, a software company providing Enterprise Asset Management software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency and compliance to ensure customers implement their asset strategies.

45

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table reconciles the Adjusted EBITDA measure which is used in the evaluation of the performance of each segment to Net income. The Company used Adjusted EBITDA as its principle performance measure during the years ended December 31, 2018 and 2017.

	For the year ended December 31,
	2018	2017
Segment Adjusted EBITDA:
Licensing	$(9,280)	$64,733
Intelligent Systems	3,793	1,868
Enterprise Software	2,011	1,884
Total	(3,476)	68,485
Fair value purchase price adjustments	314	1,601
Dividend from joint venture	317	176
Unallocated corporate expenses	7,161	3,868
Stock-based compensation expense	468	663
Special charges	2,991	(294)
Depreciation of property, plant and equipment	1,517	1,057
Amortization of intangibles	25,633	24,922
Loss on disposal of intangibles	-	21,916
Impairment loss on goodwill	16,066	-
Impairment losses on intangibles	509	4,350
Results from operations	(58,452)	10,226
Finance income	(959)	(703)
Finance expense	220	1,053
Foreign exchange gain	(192)	(204)
Other income	(1,134)	(390)
(Loss) income before taxes	(56,387)	10,470
Current income tax expense	1,078	7,195
Deferred income tax recovery	(8,345)	(6,951)
Income tax (recovery) expense	(7,267)	244
Net (loss) income	$(49,120)	$10,226

Revenue by category for the years ending December 31, 2018 and 2017 are as follows:

	Year ended, December 31, 2018	Year ended, December 31, 2017
License	$23,544	$101,553
Systems	29,252	17,641
Services	2,629	2,086
Recurring	21,976	13,431
Total revenue	$77,401	$134,711

46

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Revenue by geography for the years ending December 31, 2018 and 2017 are as follows:

	Year ended, December 31, 2018	Year ended, December 31, 2017
Revenues
United States	$45,609	$35,701
Taiwan	9,153	8,349
Canada	4,192	4,981
Chile	3,189	2,095
Thailand	1,934	1,301
Australia	1,694	-
China	1,163	1,018
Finland	960	-
Japan	910	200
Korea	885	74,759
United Kingdom	-	2,002
Rest of the world	7,712	4,305
Total revenues	$77,401	$134,711

	For the year ended December 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Total
Revenues
License	$19,069	$-	$4,475	$23,544
Systems	-	29,252	-	29,252
Services	-	-	2,629	2,629
Recurring	1,742	15,799	4,435	21,976
Total revenues	$20,811	$45,051	$11,539	$77,401

	For the year ended December 31, 2017
	Licensing	Intelligent Systems	Enterprise Software	Total
Revenues
License	$98,440	$-	$3,113	$101,553
Systems	-	17,641	-	17,641
Services	-	-	2,086	2,086
Recurring	2,205	9,382	1,844	13,431
Total revenues	$100,645	$27,023	$7,043	$134,711

Segment assets as at December 31, 2018 and 2017 are as follows:

As at	December 31, 2018	December 31, 2017
Licensing	$93,225	$170,631
Intelligent Systems	45,453	69,832
Enterprise Software	30,901	33,163
Total segment assets	169,579	273,626
Total corporate assets	67,833	29,550
Total assets	$237,412	$303,176

47

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at	December 31, 2018	December 31, 2017
Non-current assets
United States	$17,615	$26,849
Canada	127,450	156,991
Belgium	707	759
Chile	897	310
Mexico	92	1
Total non-current assets	$146,761	$184,910

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the year ended December 31, 2018, there were no major customers identified (2017: one).

Remaining performance obligations

As at December 31, 2018 the amount of transaction price allocated to remaining performance obligations was $25,833. The Company expects to recognize approximately 68% of this balance as revenue in 2019, 17% in 2020 and 15% thereafter.

18. FINANCIAL RISK MANAGEMENT

Credit Risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and foreign exchange forward contracts.

The Company’s cash and cash equivalents and short-term investments consist primarily of deposit investments that are held primarily with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

The Company’s exposure to credit risk with its accounts receivable from customers are influenced mainly by the individual characteristics of each customer. The Company’s customers are for the most part, large multinational companies or government organizations which do not have a history of non-payment. Credit risk from accounts receivable encompasses the default risk of the Company’s customers. Prior to entering into transactions with new customers, the Company assesses the risk of default associated with the particular customer. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

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Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

No customer individually accounted for more than 10% of revenue for the year ended December 31, 2018 (2017 – one customer individually accounted for 55%). Management does not believe that there is significant credit risk arising from any of the Company’s customers for which revenue has been recognized. However, should one of the Company’s major customers be unable to settle amounts due, there would be an impact on the results of the Company. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2018, two customers individually accounted for 14%and 12% of the accounts receivable balance outstanding. As at December 31, 2017, one customer accounted for 23% of the accounts receivable balance outstanding.

The following table provides an aging analysis of trade accounts receivable. The age of an invoice does not necessarily indicate an account is past due as many contracts for system revenue require the successful completion of system testing and acceptance.

	December 31,	December 31,
As at	2018	2017
Current	$769	$12,000
1 - 30 days	2,885	2,909
31 - 60 days	2,146	1,098
61 - 90 days	3,193	1,114
91 days and over	2,677	2,598
Less allowance for doubtful accounts	(858)	(421)
Accounts receivable	10,812	19,298
Long-term accounts receivable	415	-
Total accounts receivable	$11,227	$19,298

None of the amounts outstanding have been challenged by the respective counterparties and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective customer to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2018, the Company had a provision for doubtful accounts of $858 (December 31, 2017 - $421) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2018, the Company had cash and cash equivalents and short-term investments of $67,268, accounts receivable of $11,227 and various credit facilities as outlined in Note 13 available to meet its obligations. In addition, Export Development Canada has provided a guarantee to IRD’s additional credit facility of $2.0 million for the support of performance guarantees provided by IRD’s subsidiaries. At December 31, 2018 performance guarantees totaling $nil (December 31, 2017 - $31) were outstanding under this credit facility.

49

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Market Risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest Rate Risk

The financial instruments that expose the Company to interest rate risk are its cash and cash equivalents, short-term investments, bank indebtedness and long-term debt. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice. A one percent increase/decrease in interest rates would not have resulted in a material increase/decrease in interest income/expense during the year ended December 31, 2018.

Currency Risk

A portion of Quarterhill’s revenues and operating expenses are denominated in Canadian dollars, Indian rupee, Chilean peso, Euro, Australian dollar and Chinese Yuan. Because the Company reports its results of operations in U.S. dollars, Quarterhill’s operating results are subject to changes in the exchange rate of the foreign currencies (primarily Canadian dollar) relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavorable impact on Canadian dollar denominated revenues and a favorable impact on Canadian dollar denominated operating expenses. Approximately 7.9% of the Company’s cash and cash equivalents and short-term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar.

The following table illustrates the Company’s exposure to exchange risk and the pre-tax effects on earnings and other comprehensive income (“OCI”) of a 5% decrease in the U.S. dollar in comparison to other relevant foreign currency. This analysis assumes all other variables remain constant.

	Foreign Currency Exposure	Foreign Currency exchange risk 5% decrease in US$
	December 31, 2018	Income	OCI
Net asset:
Canadian dollar	(2,549)	37	(165)
Indian rupee	101	-	5
Chilean peso	602	-	30
Euro	(411)	2	(23)
Australian dollar	597	-	30
Chinese Yuan	3,822	-	191

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into foreign exchange forward contracts and engaging in other hedging strategies. To the

50

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

extent that Quarterhill engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining foreign exchange forward contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use foreign exchange forward contracts for speculative or trading purposes. For the year and as at December 31, 2018, the Company did not hold any foreign exchange forward contracts.

19. SUPPLEMENTAL CASH FLOW INFORMATION

	2018	2017
Net interest received in cash, included in operations	$(723)	$(382)
Taxes paid	2,419	6,549
Patent acquisition liability	-	10

20. RELATED-PARTY TRANSACTION

As part of the iCOMS acquisition, the Company acquired a loan payable to the general manager of the iCOMS division in the amount of $189 (2017 - $199) with no fixed repayment terms. The loan has been classified as long-term.

21. SPECIAL CHARGES

Special charges within the consolidated statements of operations include costs and recoveries that relate to certain restructuring initiatives that we have undertaken from time to time, acquisition-related costs and recoveries and other charges.

Fiscal 2018 Restructuring Program

During Fiscal 2018 we began to implement restructuring activities to streamline our operations (collectively the “Fiscal 2018 Restructuring Program”). The Fiscal 2018 Restructuring Program charges relate to workforce reductions including retiring allowances related to certain individuals and facility consolidations. As of December 31, 2018, we accrued costs to be of approximately $6,233, of which $3,020 has been paid.

The restructuring accruals require management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries.  Our estimated liability could change subsequent to its recognition, requiring adjustments to the expense and the liability recorded.  On a quarterly basis, we conduct an evaluation of the related liabilities and expenses and revise our assumptions and estimates as appropriate.

A reconciliation of the beginning and ending restructuring program liability for the year ended December 31, 2018 is shown in the table below.

51

Quarterhill Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Acquisition related costs including retention payments

In connection with the acquisition of VIZIYA, the Company has provided the employees of VIZIYA with a retention plan covering the period from the date of acquisition through to June 30, 2021. Under this retention plan, assuming all present employees of VIZIYA remain employed through the retention period, the Company will pay approximately $1,753 in total retention payments. The first payment, amounting to $303, was made in December 2018.

Contingent Consideration Obligation

The contingent consideration obligation relates to share and cash earn-out payments which will be made if certain earning targets are met by VIZIYA by July 31, 2019. The fair value estimate for contingent consideration obligation is discussed in Note 15. Adjustments to the fair value measurement of the contingent consideration obligation are recorded as Special charges.

	Licensing	Intelligent Systems	Corporate	Total
Year ended December 31, 2018
Fiscal 2018 Restructuring Program	$2,498	$2,435	$1,300	$6,233
Acquisition related costs including retention payments	-	-	303	303
Contingent consideration fair value adjustment	-	-	(3,545)	(3,545)
Special charges, net	$2,498	$2,435	$(1,942)	$2,991

Year ended December 31, 2017
Acquisition related costs including retention payments	-	-	1,682	1,682
Contingent consideration fair value adjustment			(1,976)	(1,976)
Special charges, net	$-	$-	$(294)	$(294)

Fiscal 2018 Restructuring Program
Restructuring accrual as at January 1, 2018	$-	$-	$-	$-
Workforce reduction	2,392	1,812	-	4,204
Retiring allowances	88	-	1,300	1,388
Facilities costs	-	90	-	90
Asset write-downs	-	342	-	342
Other costs	18	191	-	209
Total accruals and costs	2,498	2,435	1,300	6,233
Less amounts paid during the year	736	2,284	-	3,020
Restructuring accrual as at December 31, 2018	$1,762	$151	$1,300	$3,213

52